# 360 Sports, Inc.

## BALANCE SHEET (UNAUDITED)

| | Jan - Dec 2013 | Jan - Dec 2014 | Jan - Dec 2015 |
|---|---|---|---|
| ASSETS | | | |
| Current Assets | | | |
| Bank Accounts | | | |
| 01 360 Agency LLC Checking | 14.27 | -71.13 | -71.13 |
| 02 360 Agency Paypal | -29.14 | -29.14 | 311.13 |
| 03 360 Events Paypal | -8,349.07 | -23,376.99 | -23,225.99 |
| 04 360_2015 | 0.00 | 0.00 | -3,226.12 |
| **Total Bank Accounts** | **$ -8,363.94** | **$ -23,477.26** | **$ -26,212.11** |
| **Total Current Assets** | **$ -8,363.94** | **$ -23,477.26** | **$ -26,212.11** |
| **TOTAL ASSETS** | **$ -8,363.94** | **$ -23,477.26** | **$ -26,212.11** |
| LIABILITIES AND EQUITY | | | |
| **Total Liabilities** | | | |
| Equity | | | |
| Opening Balance Equity | 2,972.37 | 2,972.37 | -99,507.43 |
| Retained Earnings | 0.00 | -11,336.31 | -26,449.63 |
| Net Income | -11,336.31 | -15,113.32 | 99,744.95 |
| **Total Equity** | **$ -8,363.94** | **$ -23,477.26** | **$ -26,212.11** |
| **TOTAL LIABILITIES AND EQUITY** | **$ -8,363.94** | **$ -23,477.26** | **$ -26,212.11** |